EXHIBIT 12
PULTEGROUP, INC.
RATIO OF EARNINGS TO FIXED CHARGES
($000’s omitted)

	Years Ended December 31,
	2012	2011	2010	2009	2008
Earnings:
Income (loss) from continuing operations before income taxes	$183,554	$(310,300)	$(1,234,546)	$(1,975,119)	$(1,682,599)
Fixed charges	210,394	231,208	281,582	261,303	255,621
Amortization of capitalized interest	224,291	189,382	180,918	165,355	210,709
Capitalized interest	(201,103)	(221,071)	(264,932)	(234,700)	(220,131)
Distributions in excess (less than) earnings of affiliates	3,324	3,628	2,601	31,195	14,580
Income as adjusted	$420,460	$(107,153)	$(1,034,377)	$(1,751,966)	$(1,421,820)
Fixed charges:
Interest expensed and capitalized	$202,395	$222,383	$269,296	$244,618	$229,157
Portion of rents representative of interest factor	7,999	8,825	12,286	16,079	23,810
Interest expense related to guaranteed debt of 50% or less owned affiliate (a)	—	—	—	606	2,654
Fixed charges	$210,394	$231,208	$281,582	$261,303	$255,621
Ratio of earnings to fixed charges (b)	2.00	—	—	—	—
Note: The ratios of earnings to fixed charges set forth above are computed on a total enterprise basis, except for our discontinued operations, which have been excluded. Fixed charges is comprised of interest incurred, which includes imputed interest associated with the guaranteed debt of our 50% or less owned affiliates, as well as a portion of rent expense, which represents the estimated interest factor and amortization of debt expense.

(a)	Includes imputed interest related to certain guaranteed joint venture debt for which we have made or expect to make cash expenditures.

(b)
Earnings for years ended December 31, 2011, 2010, 2009, and 2008 were inadequate to cover fixed charges. Additional earnings of $0.3 billion, $1.3 billion, $2.0 billion, and $1.7 billion, respectively, would have been necessary to bring the ratio to 1.0.